UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2008 Commission File Number: 000-31557

CIBT Education Group Inc. (Translation of registrant’s name into English)

Suite 1200, 777 West Broadway Vancouver, British Columbia, Canada V5Z 4J7
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F☒ Form 40-F☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes * No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- .

On January 7, 2008, CIBT Education Group Inc. (the “Company”) issued a press release announcing that the Company has closed the final tranche of the non-brokered portion of the equity private placement announced on November 13, 2007. A copy of the press release is attached as Exhibit 99.1 hereto.

EXHIBITS

Number Description of Exhibit

99.1	Press Release dated January 7, 2008 – CIBT Closes Final Tranche of Non- Brokered Financing

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 9, 2008	CIBT Education Group Inc. (Registrant)
By: /s/ Toby Chu Toby Chu President and Chief Executive Officer